Filed by Tornier N.V. (SEC File No.: 001-35065)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

SEC File No.: 001-35823

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

CORPORATE PARTICIPANTS

Carol Ruth The Ruth Group - IR

Dave Mowry Tornier NV - President, CEO

Shawn McCormick Tornier NV - CFO

CONFERENCE CALL PARTICIPANTS

Bob Hopkins BofA Merrill Lynch - Analyst

Mike Weinstein J.P. Morgan - Analyst

Vik Chopra Piper Jaffray - Analyst

Matt O’Brien William Blair - Analyst

Larry Biegelsen Wells Fargo - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Tornier third quarter 2014 earnings conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session and instructions will follow at that time. (Operator instructions.) As a reminder, this conference is being recorded.

I would like to introduce your host for today’s conference, Miss Carol Ruth of The Ruth Group. Miss Ruth, please go ahead.

Carol Ruth - The Ruth Group - IR

Good afternoon, and thank you for joining us today for Tornier’s third quarter 2014 investor conference call. Joining us from Tornier on the call today will be Dave Mowry, President and CEO; Shawn McCormick, Chief Financial Officer; and Jim Erickson, Vice President of Finance.

Before we begin our detailed discussion of results for the third quarter of 2014, I’d like to remind you that during the course of this call we will make forward-looking statements regarding our future financial and operating results and our business plans, objectives, and expectations. These forward-looking statements are covered under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, and Tornier desires to avail itself of the protections of the safe harbor for these statements.

Please be advised that actual results could differ materially from those stated or implied by our forward-looking statements due to certain risks and uncertainties, including those described in our most recent annual report on Form 10-K and quarterly report on Form 10-Q. We suggest that you read these risk factors in our SEC periodic reports and other future filings that we may make with the SEC. Tornier disclaims any duties to update or revise our forward-looking statements.

On this call today we will disclose certain non-GAAP financial measures. We use non-GAAP financial measures as supplemental measures of performance and believe these measures provide useful information to investors in evaluating our operations period over period. For each non-GAAP financial measure that we use on this call, we have included in our press release or on our website a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

Please note that non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

With that, I’d like to turn the call over to Dave Mowry. Go ahead, Dave.

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

Dave Mowry - Tornier NV - President, CEO

Thank you, and welcome. Tornier had an extremely strong third quarter, delivering solid financial performance while also completing the planned transitions of our US sales force dedicated to upper or to lower extremities.

As many of you know from a joint press release issued last week, we announced a definitive agreement to merge with Wright Medical Group, creating a premier high growth company focused on extremities. We view this highly complementary combination as a significant opportunity to drive above market growth while accelerating our pathway to profitability.

Given that we held a separate call last week to discuss the merger, we plan to focus today’s prepared remarks and our Q&A discussion on Tornier’s third quarter results and full year plans.

Specifically on today’s call, I will provide an overview of our third quarter achievements, followed by an update on key drivers in our upper and lower extremity businesses that we believe will contribute to continued growth.

Following my comments, Shawn will provide a review of our third quarter financial performance, key sales force and operational metrics, and our increased guidance for full year 2014. After Shawn, I will share some closing remarks before we open the call to your questions.

During the third quarter, Tornier delivered 14% constant currency revenue growth, driven by the continued expansion of our upper extremities business, exceptional performance from our ankle portfolio — arthritis portfolio inclusive of both the total ankle arthroplasty and ankle fusion products, and continued above market growth in our large joint business.

Importantly, our flagship platforms, the Ascend Flex convertible total shoulder and the Salto Talaris total ankle, have continued to be adopted by surgeons at a robust pace, highlighting these products’ value as well as the success of our global sales force alignment and training efforts.

During the quarter, we continued to make excellent progress against several operational initiatives, including sales rep training, sales channel development, sales rep performance management, and physician training.

While work still remains regarding our lower extremity sales channel development, we are pleased with our progress thus far and, using the upper extremities results as an indicator, confident in our approach and longer term prospects to achieve above market growth in the lower extremity space.

As I highlighted earlier, we completed the planned transitions of our US sales force during the third quarter. With approximately 85% of our sales representation now assigned and dedicated to either upper or lower extremities, we bring conclusion to this critical phase of our transformation and put behind us the disruptions experienced earlier in this process.

Having now established a strong foundation from which to further develop upper extremities and lower extremity sales channels, we will continue to drive sales rep performance and productivity improvements through sales rep training and certification, as well as our ongoing performance management activities.

As we’ve discussed on previous calls, our US sales channel transition and subsequent sales rep development activities were initially focused on the upper extremities business. As expected, we have seen the associated positive impact within upper extremities reflected in our US revenue growth metrics.

With the upper extremities activities trailing — with the lower extremities activities trailing upper extremities, we believe some risk still remains in when we will see the return to above market revenue growth of our lower extremities business.

While management remains confident that we will achieve this goal, we estimate that, based upon the timing of our hiring, rep training, and channel development activities, this will likely be achieved in the back half of 2015.

Now turning to some key drivers of our upper extremities business, we have continued to build our position within the shoulder segment through a steady cadence of product development and launch execution. The upper extremities, and in particular the US shoulder segment, continues to represents a significant and long term growth opportunity for Tornier.

Through the launch of new products, we have continued to gain share globally, and specifically within the US market, in the face of several new competitive entrants. The strength of our Ascend Flex convertible shoulder system led the 20% upper extremities revenue growth reported in the quarter, as surgeon feedback continues to confirm its very broad appeal.

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

We believe that our surgeon customers recognize the Ascend Flex as a best in class platform that can be easily paired with the new reverse threaded baseplate for reverse shoulder arthroplasty and the superior fit of the PerFORM glenoid for total shoulder arthroplasty to yield excellent clinical outcomes.

We are also benefitting from our data driven customer and account conversion programs. Based upon our market research, we believe that there still remains significant opportunity to further expand upon our recent share gains, particularly in the US, as we continue to roll out addition sets of Ascend Flex, develop our differentiated sales team, and prepare for the anticipated launch of Simpliciti, the first minimally invasive total shoulder option during the back half of 2015.

Now for a quick update on Japan, as we previously shared, the Japanese shoulder market had their very first reverse shoulder implanted earlier this year, using Tornier’s Aequalis reverse shoulder. Through a very unique and valued partnership with the Japanese Shoulder Society, we had been able to design, develop, and implement a site specific training and certification program earlier this year.

Following two full quarters of activity, reverse shoulder volumes have remained strong and have trended ahead of our original plan. While we plan to closely manage the pace of expansion to ensure positive clinical outcomes, we believe our efforts to build a foundation through the Japanese Shoulder Society will yield longer term benefits in the reversed as well as in the anatomic total shoulder volumes going forward.

From an upper extremity pipeline perspective, we continue to manage a vital few number of new product initiatives that we expect will fuel above market growth. These programs represent best in class solutions to existing indications as well as market expanding innovations that provide bone conserving and less invasive implants to the market.

Additionally, Tornier will continue to focus on providing increased ease of use across our product lines with the goal of providing solutions to the broader orthopedic generalist base of customers.

Beyond these portfolio considerations, we have also incorporated the full value stream into our product development methodologies, as product development teams also intend to address hospital cost drivers such as surgical procedure time, patient blood loss, infection, and readmission rates while continuing to focus on building revision friendly implants.

By leveraging these considerations, Tornier expects to expand our customer base and appeal to the broader audience of product selection decision makers.

The most notable of our expected product introductions coming in 2015 is the Simpliciti total shoulder. We are very excited about the Simpliciti opportunity in the US, as it will be the first minimally invasive shoulder available within the US.

We remain on track to file for our US 510(k) approval in early 2015, with potential approval by mid 2015. This timing should position Tornier with a significant lead time as the first to market with a specifically designed, minimally invasive shoulder platform in the US.

We believe that Simpliciti product could expand the total shoulder patient population to include younger patients typically deferred while also providing increased ease of use to our surgeon customers.

As we have reported previously, many of our international surgeons are reporting shorter operating room procedure time and less blood loss during the Simpliciti procedures. This type of surgeon feedback, coupled with the excellent clinical performance data, is well aligned to US market drivers.

We believe minimally invasive shoulders will be an alternative for a significant portion of both the total shoulder and hemi shoulder arthroplasty procedures, as well as a portion of the humeral head resurfacing procedures.

These procedures, combined with the potential expansion into the younger patient, present a total minimally invasive shoulder opportunity of approximately $200 million to $250 million in the US within three to five years post introduction.

Turning to another innovative shoulder development, our pyrolytic carbon humeral head has received positive reception in its limited market release outside of the US. Surgeons have highlighted the ease of use of the instrumentation, the straightforward solution it provides to a hemi procedure, shorter duration of pain and discomfort for the patient, and the promise of lower complication rates associated with avoiding the need for a glenoid implant.

This feedback is particularly encouraging, as it specifically validates the intended benefits of this innovative product’s design. We have continued to see a steady increase in the rate of hemi procedures performed outside of the US, and think there is a tremendous long term opportunity and interest in our pyrocarbon technology.

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

Now for a brief update on Blueprint, our computer aided surgical planning and glenoid placement tool, we have selectively launched the system internationally into key countries. In the initial user experience with Blueprint, we have seen an increased mix shift to reverse shoulders as physicians are better able to model the patient’s glenoid preoperatively and determine a preferred surgical approach prior to beginning the case.

In the procedures where physicians elected to perform an anatomic shoulder, we have received positive feedback on the ability of Blueprint to help with preoperative planning, thereby leading to shorter procedures and more precise glenoid placement.

While Blueprint remains a longer term customer support initiative for Tornier, the very early results have been promising.

Shifting to the highlights of our lower extremities portfolio, we remain excited about the lower extremities market that we are operating in, as well as the opportunity to accelerate our growth rate. Currently the lower extremities market is growing in the high single digits, with a number of product categories offering specific growth opportunities to Tornier.

The ankle arthritis space continues to have accelerated growth rates driven by the expansion of ankle arthroplasty in place of the more typical fusion procedures. Key levers in this process include ease of use, improvements on the instrumentation, increased support from recent publications and the release of clinical data, and the introduction of revision and salvage products.

Overall, these market driving dynamics are positives for Tornier, as we experienced over 20% growth in our ankle arthritis products during the quarter. Although we are pleased with this growth in ankle arthritis, we have a good deal of execution in front of us before our total lower extremities business reaches market level growth rates.

Our overarching objective in the lower extremities is to elevate our portfolio to a similar position as our upper extremities portfolio. To accomplish this, we have a structured and focused plan that involves two key components.

The first component is to develop our ankle arthritis business to continue to gain share. During the third quarter, we achieved over 20% growth led by the Salto Talaris total ankle system, but we recognize that customers tend to look across the entire ankle arthritis pathology for a solution partner.

While we believe we can continue to leverage the Salto Talaris to make gains and improve performance in lower extremities, it will take the addition of a strong ankle fusion plate to complete our portfolio and provide the comprehensive solution our customers are seeking.

Our TTC plate, which we showed during the recent AOFAS meeting in Chicago, not only further expands our ankle arthritis portfolio with an ankle fusion plate, but also adds a solution that will allow customers to salvage failed total ankle procedures of various competitive ankle products.

The system combines a strong fixation plate with a large cannulated screw system, providing compression across the fusion site and any required graft materials. It is a unique approach to this type of procedure, and has been very successful during our early experiences with the system.

The second component of our lower extremities plan is to strengthen the competitiveness of our fixation platform through a development of a broader, more innovative foot fixation portfolio. One exciting example is MedialMax dorsal, which is an important and innovative line extension to the MedialMax lapidus system.

It offers our customers a differentiated surgical approach with greater flexibility in screw placement. This product will provide a very strong construct for a very difficult fixation application.

We will also be rounding out our portfolio with bag filling new products such as nitinol staples and product line extensions such as compression screws to capture greater wallet share on existing procedures and supporting our sales rep productivity improvement initiatives.

In summary, we had a strong third quarter, with solid progress in the key areas of our business. Tornier continued to demonstrate its capabilities to select and execute on the right few initiatives to transform our business. And in the previous six quarters, we have effectively rebuilt our business and positioned ourselves for long term success in highly attractive markets.

We have pulled together a comprehensive product portfolio and increased the depth of our product pipeline while rebuilding our US sales channel and creating the structure and capabilities to further differentiate our sales team.

With the US sales force transitions now behind us, our focus will be completing the training and education and performance management that we believe will yield a competitively superior sales organization. In particular, we continue to work toward achieving positive momentum in our lower extremities territories as we train our reps and rebuild the customer base.

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

Combined with continued performance of our upper extremities business, these initiatives should put us on a solid path toward sustainable, long term market outperformance and profitability.

I’ll now turn the call over to Shawn McCormick for a financial review.

Shawn McCormick - Tornier NV - CFO

Thanks, Dave. Our total third quarter revenue of $76.7 million was up 14.9% as reported and 14% in constant currency, driven by strength in our upper extremities business, ankle arthritis products, and strong growth in our large joints business.

Third quarter total extremities revenues totaled $65.8 million, an increase of 15.5% as reported and 14.4% on a constant currency basis, over the same quarter last year.

During the third quarter, we continued to see modest pricing pressure of approximately 1%.

Before giving a bit more detail on our revenue, I’d remind you that the third quarter has historically been seasonally our lowest revenue quarter, stemming primarily from the international seasonality associated with the European holiday season.

Also, in the third quarter of 2013 we experienced a higher magnitude of disruption relating to our US sales force transitions. These factors impact year-over-year revenue comparisons and gross margin and expenses as a percentage of revenue.

Upper extremity joints and trauma category revenues showed solid growth in both the US and international markets, increasing 20% in constant currency, led by the Aequalis Ascend family of products. We saw particularly strong performance from the Ascend Flex shoulder platform, including continued positive results with conversions and gaining access to competitive accounts.

The strong growth was also being driven by the availability of additional Ascend Flex instrument sets, which we intend to strategically deploy on a global basis to support our sales efforts.

Lower extremity joints and trauma revenues were up 1.9% in constant currency compared to the same quarter last year. During the quarter, we saw growth in excess of 20% in our ankle arthritis products, including Salto Talaris for primary total ankle procedures and our ankle fusion plates.

We also had double digit growth in lower extremities in our international markets. These positive gains were offset by a decrease in US sales of other foot fixation products, which continued to reflect the impact of our US sales force transition efforts.

Sports medicine and biologics revenues were down 3.8% in constant currency, reflecting the company’s increased focus and our expectations of the sales organization on extremities.

Large joint revenues were up 11.5% in constant currency, reflecting a slight slowdown in growth from our previous quarters in 2014, but still ahead of our expectations.

The growth was driven by our hip business and MIS instrumentation, partially offset by a slight decline in knees and the new French pricing policies, which began to impact us in the quarter and will continue until we anniversary the reimbursement change in late 2015.

With these factors in mind, we are seeing the slight — the large joint business begin to trend down toward market growth rates, in line with our expectations for this business.

Our international business delivered another quarter of double digit growth, up 12.5% over the same quarter last year in constant currency. This performance was driven by our shoulder platforms in upper extremities and by the increased focus and geographic expansion in lower extremities, combined with another quarter of above market growth in large joints.

We continue to be pleased with the balance of our international growth across multiple geographies and across both our upper and lower extremities and our large joints product categories.

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

Non-GAAP adjusted gross margin, excluding inventory step up charges relating to acquisitions, was 76.7% in the third quarter of 2014, an increase of 250 basis points over non-GAAP adjusted gross margin in the third quarter of 2013.

Our non-GAAP adjusted gross margin has continued to reflect improvements in manufacturing costs and production efficiencies. We are extremely pleased with the improvements we have made thus far, and continue to see further opportunity to improve gross margins going forward.

Non-GAAP operating expenses, which exclude special charges and intangible amortization, increased 22.8% to $63.2 million, or 82.4% of reported revenue. This increase in operating expenses reflects strategic investments in our US sales organization, going direct in certain US territories, product training and education programs, and expansion in Japan and Australia.

Research and development expenses totaled 7.9% of revenue in the third quarter 2014, reflecting the timing of certain projects and the seasonality of our revenue. We are committed to continuing our investments in R&D in the 7% of total revenue range.

Third quarter 2014 operating expenses as reported on a GAAP basis were impacted by income of approximately $4.4 million in special charges. This income resulted from a reduction in contingent consideration liabilities of $5 million, partially offset by expenses related to acquisition, integration, restructuring, and US distribution channel transition costs.

Intangible amortization expense included in operating expenses totaled $4.3 million in the third quarter of 2014.

Adjusted EBITDA for the third quarter was $4.0 million, a decrease of $800,000 compared to the same quarter last year, with adjusted EBITDA margin of 5.3% of revenue compared to 7.2% last year. The decrease in our adjusted EBITDA margin reflects the previously mentioned investments we are making in our US sales organization, direct territories, and geographic expansion, which we anticipate will continue to impact SG&A as a percent of revenue throughout the remainder of 2014.

Cash and available credit at the end of the third quarter totaled $49.9 million, and reflects non-GAAP adjusted free cash flow of negative $12.1 million during the quarter, driven by $4.2 million of investments in implant instruments and $3.2 million of additional property, plant, and equipment.

We believe we have the cash and available credit required to execute on our plans over the next several quarters, with anticipated positive cash flow in the fourth quarter of 2014.

I will now turn to an overview of the metrics we are using to track our progress as we execute the US sales transition process. We currently have approximately 365 US sales reps carrying Tornier products, with 165 direct reps, a net increase of five direct reps during the quarter.

You may recall that we began the year with approximately 400 total reps, including 145 direct reps, and we stated that we expected to hire approximately 10 to 15 net direct reps during the year. We do expect to continue to see fluctuations in the total number of reps, as well as direct reps, as we continue our performance management efforts.

As Dave already mentioned, we have completed the planned transitions of our US sales force, with approximately 85% of sales reps now dedicated to either upper or lower extremities.

In terms of rep training, we have completed training for 50 reps in the third quarter of 2014. In the first nine months of 2014, we’ve completed training for over 185 US sales reps, putting us well on track to exceed our plan to train a total of 200 reps by the end of the year.

As we noted on our last call, we have expanded this training to include our international sales reps as well. We also continue to roll out the certification level training to sales management and sales reps.

We are extremely pleased with our sales transition progress to optimize sales territories and establish sales rep focus and proficiency, and expect that as we continue to train and certify our reps we will move toward our goal of delivering above market revenue growth in both upper and lower extremities.

Now let me provide our financial outlook for the fourth quarter and full year 2014. In addition to our operating plans and expectations, our guidance also accounts for anticipated US and international market dynamics, seasonality, timing of holidays, recent currency exchange rates, and our recently announced proposed merger with Wright Medical.

With regard to currency exchange rates, the recent strengthening of the US dollar against the euro is estimated to create a negative impact on reported revenue in fiscal 2014 of approximately $2 million versus the guidance we provided on our second quarter investor call.

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

As mentioned in our preannouncement press release, we increased our revenue guidance for the full year to $334.9 million to $338.9 million in constant currency, and established guidance of $85 million to $89 million in constant currency for the fourth quarter.

While today’s earnings release includes the specifics of our financial expectations for the fourth quarter and full year, I will provide the following additional context.

We expect continued growth in upper extremities to be driven by our shoulder product lines, primarily the Aequalis Ascend Flex platform. We also expect continued growth of ankle arthritis products. But, as Dave mentioned, we expect performance in foot fixation products to lag from our distribution changes while training programs continue to progress.

Our revenue guidance takes into account the potential impact of distraction that may result from the recent announcement of our proposed merger with Wright Medical.

While we have completed our efforts to dedicate reps to upper and lower extremities, some risk remains in terms of the timing and rate at which we will see accelerated growth in lower extremities.

Lastly, as previously noted, we have recently seen a slowing in the growth rate of our large joints business, and we do not expect performance to continue at the pace seen in the first nine months of the year.

In addition to the guidance provided in today’s earnings release, amortization expenses are estimated to be approximately $17.1 million to $17.3 million in 2014 compared to $15.9 million in 2013.

We anticipate interest expense for fiscal 2014 to be in the range of $5.2 million to $5.4 million.

In 2014, we do expect to continue to record special charges related to sales transition activities, distributor acquisitions, and activities related to the proposed merger with Wright Medical.

Special charges are expected to total net $4.5 million to $7.5 million in 2015, of which $5.5 million to $8.5 million of charges are anticipated in the fourth quarter.

I will now turn the call back to Dave for closing remarks before opening the call for questions.

Dave Mowry - Tornier NV - President, CEO

Thanks, Shawn. Overall, as you can tell from our prepared remarks, we are pleased with the progress we have made to date and particularly with our third quarter results.

We believe that we are well positioned in extremities based upon four important areas of focus; first, by leveraging the unique technologies in our portfolio to gain share, including our flagship Ascend Flex convertible shoulder and Salto Talaris total ankle platforms; secondly, through the strengthening of our extremities sales force through the dedication to the upper or lower segment, supported by the continued investment in sales training, rep education, and performance management initiatives; third, by expanding our penetration into key markets through differentiated technologies such as the introduction of the first reverse shoulder to Japan, or bringing the Simpliciti shoulder to the US market in 2015; and finally, through the construction of a robust and competitively superior new product portfolio addressing the broader customer and product selection audience across both upper and lower extremities, focused on taking market share.

We believe strongly that our execution of these focused initiatives will generate sustained above market extremities revenue growth over the strategic planning horizon.

With that, I’d like to open the call to your questions. Operator?

QUESTION AND ANSWER

Operator

Thank you. (Operator instructions.) Bob Hopkins, Bank of America Merrill Lynch.

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

Bob Hopkins - BofA Merrill Lynch - Analyst

Hi. Thanks and good afternoon.

Shawn McCormick - Tornier NV - CFO

Hey, Bob.

Dave Mowry - Tornier NV - President, CEO

Hey, Bob.

Bob Hopkins - BofA Merrill Lynch - Analyst

Hey. So, one quick question on lower extremities. You guys obviously have some rebuilt momentum there, which is great to see. But, now you’re entering into this transaction where you’re going to have to have these guys go through sort of another disruption. So, my question is how involved were you guys with coming up with the dissynergy numbers that were projected earlier? And what can you do to kind of limit the disruption as much as you can? I’m just wondering king of how you came up with those numbers.

Dave Mowry - Tornier NV - President, CEO

Well, first I just — Bob, I think we are pleased with the improvement we saw in the ankle arthritis portfolio. But, I just want to remind you that that’s just one segment in lower, and we still know that there’s going to be hard work in front of us on the foot fixation component of that business.

Maybe Shawn can talk more specifically about some of the dissynergies that we worked collaboratively on.

Shawn McCormick - Tornier NV - CFO

Yes, a couple of things, Bob. I think first I’d say, although we expect some distraction from the announcement, we have put in place some programs, some additional incentives, to keep sales reps in the sales force motivated in this executory period. And at the appropriate time, we will obviously work very closely with the Wright management team to put programs in place post close.

With regard to the dissynergies, we — obviously a little bit tricky in that you have to remain clean and competitive. So, what our process included was actually outside experts working with looking at our sales coverage and products, overlapping it with theirs, and then our having — without seeing intimate detail, being able to see where we have overlaps, where we have opportunities, and then really scrubbing, to the extent we could, that information without sharing the competitive information beyond the consultants.

I think you heard Lance probably talk about it last night on their call, that we feel pretty good about the level of detail we were able to get into and our ability to manage that. But, until you actually complete the transaction, it’s — we can only do so much.

So, I feel good about it, but until we get the closing done it’s subject to potential adjustment.

Bob Hopkins - BofA Merrill Lynch - Analyst

Okay. And then just as a follow up, I assume all the dissynergies are in the lower extremity area. And one other thing I wanted a quick comment on is just can you guys size for us the opportunity that you see in Japan in shoulders? And has that changed since you’ve kind of been involved there now for a little bit?

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

Shawn McCormick - Tornier NV - CFO

So, on the dissynergies, the majority of it is US lower. It’s not 100%, but that’s the majority of it, where the dissynergy comes from.

And Dave, I’ll let you talk about Japan.

Dave Mowry - Tornier NV - President, CEO

Yes. So, as we think about Japan, Bob, obviously that’s a market that we’re very excited to get much more active in. And historically we haven’t had the product approvals that we really need to drive the market presence that we would have enjoyed or liked to have enjoyed.

I think having the Aequalis Reverse has allowed us to establish a relationship that we expect to be able to leverage to bring forward the newer technology in our portfolio as we move those through the appropriate regulatory hurdles that Japan presents.

I think the thing that’s most encouraging to me, though, is establishing that certification program, partnering with the Japanese shoulder surgeons, and setting forth kind of, if you will, a roadmap on how we’ll bring other products and other innovations into that market.

Bob Hopkins - BofA Merrill Lynch - Analyst

Great. Thank you.

Operator

Mike Weinstein, J.P. Morgan.

Mike Weinstein - J.P. Morgan - Analyst

Thank you. Dave, could you start just talking about the reaction from the reps and the distributors to the deal announcement, what kind of response have you gotten and how that’s playing into your thinking for the fourth quarter and for next year?

Dave Mowry - Tornier NV - President, CEO

Well, as Shawn pointed out, we were very thoughtful and I’ll say proactive in putting the right programs together, working through our team. So, we announced the definitive — reaching the agreement with Wright concurrent with going forward through our sales organization with an appropriate retention and incentive program.

And I think the message needs to be very clear that this is not about sales synergies. We’re not trying to cut a lot of salespeople out of the mix. This is about combining the resources of these two companies in the extremities space and being able to leverage those relationships and those talents and those physician customers to really put a significant, premier, high growth extremities player in place across both upper and lower.

And that’s the vision. And that’s a vision that I think Bob has continued to verbalize, and I completely support it.

So, that being said, I think — the upper extremity salespeople and distributors I think are much more relaxed about this, knowing that they’re being appreciated through this acquisition or merger, whereas I think the lower extremity people have more questions because they don’t really understand what’s going to happen and when it’s going to happen yet.

However, we’ve made commitments to them to be very transparent and be very up front and engage them throughout this process. And I think that that’s critical because they’ve done a great job. The people that are on board with us have done a great job for us, and we intend to continue to reward, recognize, and promote their long term tenure with the combined entity.

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

Mike Weinstein - J.P. Morgan - Analyst

So, is the retention strategy to keep people in place through the close? Is it to keep in place whatever duplication you’re going to have for some period post the close? How are you thinking about it now? It sounds like you’ve already had some —.

Dave Mowry - Tornier NV - President, CEO

So, both companies — and I’ll let Bob speak for Wright. But, both companies are looking at this executory period with their salespeople between kind of signing and the deal and close as kind of their own responsibility to manage and maintain those sales teams.

I think post close we’ll look at this thing much more collaboratively. And I don’t want to foreshadow too early how that will be done. But, right now I’m looking to make sure that our sales team knows that they’re appreciated and that they can continue to focus on the work at hand. And that’s what our structure has been designed to do.

Mike Weinstein - J.P. Morgan - Analyst

Okay. I’ll let some others jump in. Thank you, guys.

Dave Mowry - Tornier NV - President, CEO

Okay.

Operator

Matt Miksic, Piper Jaffray.

Vik Chopra - Piper Jaffray - Analyst

Hey, guys, this is Vik in for Matt. I have a couple of questions. Can you talk a bit about the competitive environment in the foot and ankle market or total ankle market you guys were facing in the field before the proposed merger? So, I guess in other words, were you running into Wright or Small Bone or Integra or some of the other players?

And the second question just to follow up on some of the dissynergy questions, as we think about the integration process, can you talk a bit about how you’re seeing the two companies coming together and what are some of the steps you will take to minimize the dissynergies? Thanks.

Dave Mowry - Tornier NV - President, CEO

Yes. So, those are two very good questions. I want to be careful how I answer them, because frankly a lot has to be determined and worked out between the two companies. And we have to do that in the right and correct format.

But, let’s just talk about the marketplace, the competitive space in the lower extremities. First of all, this is a very, very healthy market. It’s growing in very high single digits, maybe even 10%.

There’s three elements that are driving that. I think there’s volume increases of patients that are coming into that space. We know that there’s a mix shift going on in the arthritis portfolio in particular. And in addition to that, we know that there’s new and novel procedures being designed and developed in products specifically for those that are expanding the market.

And I think all of those are really key players. This is why it’s been so attractive, I think, to so many other competitors to get into this space. And every time you turn around, somebody’s announcing that they’re going to launch a new total ankle.

And I think that that’s certainly got a lot of attention in the space and in the market. But frankly, we believe that our ankle is a very good ankle. It’s got great clinical data. The clinical support that we’ve had in not only the development but even gathering and creating the right data for publication I think has been phenomenal.

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

And frankly, I like our ankle, and I think it is an excellent addition to anybody’s portfolio as you look at it, because of the quality it presents. But, I think that there’s a lot of ankles out there. I think there will continue to be more ankles coming into the market.

The thing that I think differentiates ours from others is the length of clinical data, the fact that the Salto, and then the Salto Talaris subsequent to that, has a long history of clinical excellence and published data, that has survivorship that’s out beyond five and 10 years, I think those are things that help, having kind of gold standard available for folks to make the right selections.

Vik Chopra - Piper Jaffray - Analyst

Okay. And then just on the dissynergies, any steps you’re taking to minimize those?

Dave Mowry - Tornier NV - President, CEO

Yes. Well, I guess I want to just start by saying at this point we’re focused on keeping our sales guys focused and with their heads down and driving their business. And that’s kind of, to me, the most important and urgent matter, and continuing to reassure them that we’re focused and supporting them and making sure that they have success in what they do every day.

I think that’s first and foremost. Beyond close, obviously thinking about minimizing dissynergies, we’ll be thinking about not making kind of the cuts in people or in relationships that ultimately end up pushing people over to competitors.

And I think Bob and I share one thing in common regardless — and this is beyond just talking, is the fact is revenue preservation and do no harm are kind of the tenets of this whole prospect. So, our focus is going to be in supporting our people, our accounts, and our products very, very well in the marketplace post close.

Vik Chopra - Piper Jaffray - Analyst

That’s helpful. Thanks. I’ll hop back in queue.

Operator

Matthew O’Brien, William Blair.

Matt O’Brien - William Blair - Analyst

Good afternoon. Thanks for taking the questions. And guys, I know our orders are to stick on the core business here, but just given the pullback that we’re seeing here in both of your stocks, I think it’s probably helpful for investors just to hear your level of confident in the deal being completed as contemplated today, just because of the structure being stock and all stock. And the move that we’re seeing now, the valuation is starting to come down to a level that looks — I don’t know, it’s something that I wouldn’t expect for an asset like you guys in a change of control transaction.

So, can you just talk a little bit about your commitment or the Board’s commitment to the deal as structured around these levels? And then, if we were to go 15%, 20% lower, would that be a point at which we would — you guys would potentially need to reconsider the transaction as proposed today?

Dave Mowry - Tornier NV - President, CEO

Yes. So, Matt, that’s a really dangerous question to put on the table, because frankly we’re not looking at this thing at a day, a week, or a month or even a quarter. We’re looking at this thing as a combination of two entities that provide a best in class, if you will, approach at extremities and biologics.

And frankly, and I’m not doing this to kind of pat ourselves on the back, but 20% growth in the shoulder market suggests that we’ve got something going that really is good. And I think Wright recognized that.

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

And I think what Wright’s got going with some of their lower extremities play, I think they’ve got a good thing going as well. And with the Augment approval, that’s even a little bit more on top, right?

So, this is not a one quarter play. And I think when you look at putting together what we consider to be the premier, high growth extremities and biologics company, and you think about the portfolio that we’ll be able to present to a customer, to an account, to a hospital, it’s pretty amazing what we’ll be able to go in there and do.

And frankly, I would expect that the larger strategic players are looking at this transactions and really being a little concerned that they’re going to be able to compete in the extremities space, knowing how aggressive we’re going to be able to go after this.

Matt O’Brien - William Blair - Analyst

Okay. But, just to follow up on that a little bit, Dave, I mean, given what you guys are doing, are you saying something more fundamental to Tornier as a standalone from a profitability perspective? Because the gross margin in the quarter was strong. Is there something beyond that that you’re saying that Tornier as a standalone couldn’t get done?

Dave Mowry - Tornier NV - President, CEO

No, no. No, Matt, what I’m saying is we’re completely committed to this deal. We’re committed to the vision that it presents, and we’re committed to working through the time between now and close and having a plan of approach or a plan of attack that makes sense on a go-forward basis. We’re committed.

Matt O’Brien - William Blair - Analyst

Okay. I appreciate that.

Dave Mowry - Tornier NV - President, CEO

Maximum commitment.

Matt O’Brien - William Blair - Analyst

And then, back to the core business, the shoulder performance, as you mentioned, was extremely strong. And based on our checks, the market’s still very healthy. You’ve got Flex that’s still kind of in early stages of the rollout, Japan, Simpliciti somewhat next year, a little bit of dislocation from the deal. But, is there any reason to think that your upper extremities portfolio couldn’t be low double digit, if not low teens, grower next year?

Dave Mowry - Tornier NV - President, CEO

Well, I don’t want to get into providing guidance ahead of next year. But, what I would like to tell you is — what I’ve said all along is we believe there’s significant headroom in the shoulder market even within the US to continue to grow share. And we see that as an opportunity using not only Ascend Flex but Simpliciti that we’ll bring to market next year.

So, as you look at those things and our ability to not only bring great products to market but to differentiate ourselves and then provide kind of a value-added sales organization over the top of that, I think it’s a differentiator that will continue to grow significantly and above market.

Matt O’Brien - William Blair - Analyst

Fair enough. Thank you.

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

Operator

(Operator instructions.) Larry Biegelsen, Wells Fargo.

Larry Biegelsen - Wells Fargo - Analyst

Hey, guys. Thanks for taking the question. I was just hoping you could clarify when you expect the combined companies to grow at a mid teen rate? I listened to the first call. I listened to the Wright call last night, and I’m still not sure what the message is about when you believe the combined companies can grow at a mid teen rate.

Dave Mowry - Tornier NV - President, CEO

Larry, I think that what’s confusing is the fact that what we said is it’s the combination of a lot of events that get us to that mid teens growth, right?

We’ve got obviously the addition of the two companies. We’ve got our upper and lower businesses being combined with Wright’s upper and lower businesses. We’ve got the addition of Augment when that gets approved. We’ve got the positive effects of cross selling, and then we’ve got the dissynergies. And all of those combined, when we look at those things all being kind of in play, we still believe that the company is a mid teens grower at that point.

So, putting timing on it I think is very, very challenging, knowing that those are multiple different events and the timing of which will not be completely synchronized.

Larry Biegelsen - Wells Fargo - Analyst

Okay, fair enough. And then I’m curious about your Q4 guidance, because — well, let me just ask you. Have you seen any disruption from Zimmer/Bi on that in upper extremities yet? And I’m trying to think about whether that’s a good proxy, because your guidance for Q4 assumes about 4.5% growth and it’s — you mentioned it assumes some disruption. So, I’m wondering if you’ve seen anything from Zimmer/Bi on that yet and if that’s a fair proxy. And I did have one follow up. Thanks.

Dave Mowry - Tornier NV - President, CEO

Yes. I don’t think we’re seeing anything that’s notable in terms of disruption or opportunity in either case on the Zimmer/Biomet deal. They obviously have continued to move forward. They’ve made some announcements, and we certainly appreciate that information being available to the marketplace.

But, we certainly haven’t seen any wholesale opportunities either with reps or with accounts at this point. And I don’t think we’re going to see those until they get to the more difficult challenges that they have of combining a lot of overlapping product.

Larry Biegelsen - Wells Fargo - Analyst

So, Dave, why would you expect in Q4 some disruptions ahead of the deal closing? And then just lastly, would you share — there’s been some concern about [FTC] risk in total ankles. Could you share kind of the market shares for Tornier and Wright in total ankles? Thanks.

Dave Mowry - Tornier NV - President, CEO

Okay. So, the first question about the dissynergies and what we’ve considered, I would just highlight to you that we have a significant volume of distributor agents in our lower extremity side of our business, and those guys carry multiple lines.

And it’s very easy for somebody who has multiple lines to decide to hedge their own involvement and hedge their own kind of focus. And I think what we’ve tried to do is provide guidance that suggests that that may happen with some of our distributors.

Obviously, we don’t want it to happen. I think we’ve outlined a retention and incentive program to keep them focused. However, I think we have to be thoughtful and mindful and somewhat transparent to you guys on the Street that it’s a potential. And I think that’s what we’ve included in our dissynergies — or disruption guidance, if you will, for the fourth quarter.

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NOVEMBER 06, 2014 / 09:30PM GMT, TRNX - Q3 2014 Tornier NV Earnings Call

Shawn McCormick - Tornier NV - CFO

And Larry, the other thing I’d add to that is when you look at the guidance, the 4.5% is kind of the midpoint of total revenue. If you look at the extremities growth, kind of the midpoint of the range there, you’re closer to 6%.

So, obviously I gave comments about the large bone. We’re already seeing some slowdown there from the rates we’ve seen. So, you need to factor that into the numbers as well.

Larry Biegelsen - Wells Fargo - Analyst

And on total ankle share, Dave?

Dave Mowry - Tornier NV - President, CEO

Yes. We don’t break out total share of ankles, Larry. And frankly, we’re looking at ankles as an ankle arthritis portfolio. And if you think about the volume of people that play in the ankle arthritis portfolio, total ankles are kind of a small subset of that.

Larry Biegelsen - Wells Fargo - Analyst

All right, guys. Thanks for taking the questions.

Operator

Thank you. I’m showing no further questions at this time, and I would like to turn the call back to Tornier for any further remarks.

Dave Mowry - Tornier NV - President, CEO

Thank you, operator. I just want to thank everyone for their continued interest in Tornier and for your attention during the call. We will look forward to future updates on our fourth quarter, and wish you all a happy holiday. Thanks.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program, and you may all disconnect. Everyone have a great day.

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In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

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Use of Non-GAAP Financial Measures

To supplement Tornier’s consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP), Tornier uses certain non-GAAP financial measures in this communication. Reconciliations of the non-GAAP financial measures used in this communication to the most comparable U.S. GAAP measures for the respective periods can be found on Tornier’s website at www.tornier.com. Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for Tornier’s financial results prepared in accordance with GAAP.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this communication that relate to future, not past, events are forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations of future events and often can be identified by words such as “expect,” “should,” “project,” “anticipate,” “intend,” “will,” “can,” “may,” “believe,” “could,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning or the use of future dates. Examples of forward-looking statements in this communication include Tornier’s financial guidance for the fourth quarter and full year 2014 and Tornier’s expectations for continued momentum in its extremities business. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Uncertainties and risks may cause Tornier’s actual results to be materially different than those expressed in or implied by Tornier’s forward-looking statements. For Tornier, such uncertainties and risks include, among others, risks relating to Tornier’s proposed merger with Wright Medical Group, Inc., including the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resource; and other risks and uncertainties, including Tornier’s future operating results and financial performance; Tornier’s reliance on its independent sales agencies and distributors to sell its products and the effect on its business and operating results of agency and distributor changes, transitions to direct selling models in certain geographies and the recent transition of its U.S. sales channel towards focusing separately on upper and lower extremity products; risks associated with Tornier’s acquisition of OrthoHelix and subsequent integration activities; fluctuations in foreign currency exchange rates; the effect of global economic conditions; the European sovereign debt crisis and austerity measures; risks associated with Tornier’s international operations and expansion; the timing of regulatory approvals and introduction of new products; physician acceptance, endorsement, and use of new products; the effect of regulatory actions, changes in and adoption of reimbursement rates and product recalls; competitor activities; Tornier’s manufacturing capacity; Tornier’s leverage and access to credit under its credit agreement; and changes in tax and other legislation. More detailed information on these and other factors that could affect Tornier’s actual results are described in Tornier’s filings with the U.S. Securities and Exchange Commission, including its most recent annual report on Form 10-K for the fiscal year ended December 29, 2013 and subsequent quarterly reports on Form 10-Q. Tornier undertakes no obligation to update its forward-looking statements.

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.